UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Napster, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

630797108

(CUSIP Number)

John R. Houston, Esq.

Robins, Kaplan, Miller & Ciresi L.L.P.

2800 LaSalle Plaza

800 LaSalle Avenue

Minneapolis, MN 55402-2015

612-349-8500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 630797108

(1)	Name of Reporting Person

Best Buy Co., Inc.

(2)	Check the Appropriate Box if a Member of a Group	(a)	☒
		(b)	☐

(3)	SEC Use Only

(4)	Source of Funds		WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0 shares
(8) Shared Voting Power 6,292,710 shares
(9) Sole Dispositive Power 0 shares
(10) Shared Dispositive Power 6,292,710 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

6,292,710 shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

(13)	Percent of Class Represented by Amount in Row (11)		12.5%

(14)	Type of Reporting Person (See Instructions)		CO

CUSIP No. 630797108

(1)	Name of Reporting Person

Best Buy Enterprise Services, Inc.

(2)	Check the Appropriate Box if a Member of a Group	(a)	☒
		(b)	☐

(3)	SEC Use Only

(4)	Source of Funds		OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization

Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0 shares
(8) Shared Voting Power 1,099,626 shares
(9) Sole Dispositive Power 0 shares
(10) Shared Dispositive Power 1,099,626 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,099,626 shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

(13)	Percent of Class Represented by Amount in Row (11)		2.2%

(14)	Type of Reporting Person (See Instructions)		CO

CUSIP No. 630797108

(1)	Name of Reporting Person

Puma Cat Acquisition Corp.

(2)	Check the Appropriate Box if a Member of a Group	(a)	☒
		(b)	☐

(3)	SEC Use Only

(4)	Source of Funds		OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0 shares
(8) Shared Voting Power 5,193,084 shares
(9) Sole Dispositive Power 0 shares
(10) Shared Dispositive Power 5,193,084 shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

5,193,084 shares

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

(13)	Percent of Class Represented by Amount in Row (11)		10.3%

(14)	Type of Reporting Person (See Instructions)		CO

ITEM 1.                                                     SECURITY AND ISSUER.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.001, of Napster, Inc., a Delaware corporation (“Issuer”).  Issuer’s principal executive office is located at 9044 Melrose Avenue, Los Angeles, California  90069.

ITEM 2.                                                     IDENTITY AND BACKGROUND.

(a - c)                  This Schedule 13D is being filed by Best Buy Co., Inc., a Minnesota corporation (“Parent”), Best Buy Enterprise Services, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Enterprise Services”), and Puma Cat Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser” and collectively, the “Reporting Persons”).  The business address of the Reporting Persons is 7601 Penn Avenue South, Richfield, MN 55423.  Parent is a specialty retailer of consumer electronics, home office products, entertainment software, appliances, and related services.  Enterprise Services provides general business and administrative support services to various Parent operating entities.  Purchaser was formed for the sole purpose of merging with and into Issuer.

The directors of Parent and their principal occupations are as follows:

Richard M. Schulze, Chairman of the Board of Parent, 7601 Penn Avenue South, Richfield, MN 55423.

Bradbury H. Anderson, Vice Chairman of the Board of Parent and Chief Executive Officer of Parent, 7601 Penn Avenue South, Richfield, MN 55423.

Kathy J. Higgins Victor, President of Centera Corporation, P.O. Box 19120, Minneapolis, MN 55419.

Ronald James, President and Chief Executive Officer of the Center for Ethical Business Cultures, 1000 LaSalle Avenue, Minneapolis, MN 55403.

Elliot S. Kaplan, Secretary of the Board of Parent and Partner at Robins, Kaplan, Miller & Ciresi L.L.P., 2800 LaSalle Plaza, 800 LaSalle Avenue, Minneapolis, MN 55402.

Allen U. Lenzmeier, Vice Chairman of the Board of Parent, 7601 Penn Avenue South, Richfield, MN 55423.

George L. Mikan III, Executive Vice President and Chief Financial Officer of UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, MN 55343.

Matthew H. Paull, Executive Professor in Residence at the University of San Diego, 5998 Alcalá Park, San Diego, CA 92110.

Rogelio M. Rebolledo, retired Chairman of PBG Mexico and director of Parent, 7601 Penn Avenue South, Richfield, MN 55423.

Frank D. Trestman, President of Trestman Enterprises and Chairman of The Avalon Group, 5500 Wayzata Boulevard #1045, Golden Valley, MN 55416.

Hatim A. Tyabji, Executive Chairman of Bytemobile, Inc., 2025 Stierlin Court, Suite 200, Mountain View, CA 94043.

The directors of Enterprise Services and their principal occupations are as follows:

Bradbury H. Anderson, Vice Chairman of the Board of Parent and Chief Executive Officer of Parent, 7601 Penn Avenue South, Richfield, MN 55423.

Brian J. Dunn, President and Chief Operating Officer of Parent, 7601 Penn Avenue South, Richfield, MN 55423.

James L. Muehlbauer, Executive Vice President — Finance and Chief Financial Officer of Parent, 7601 Penn Avenue South, Richfield, MN 55423.

The executive officers of Parent and Enterprise Services are Bradbury H. Anderson (Vice Chairman and Chief Executive Officer), Brian J. Dunn (President and Chief Operating Officer), James L. Muehlbauer (Executive Vice President — Finance and Chief Financial Officer), Robert A. Willett (Chief Executive Officer — Best Buy International & Chief Information Officer), Shari L. Ballard (Executive Vice President — Retail Channel Management), David P. Berg (Executive Vice President — Chief Operating Officer, Best Buy International), Susan S. Grafton (Vice President, Controller and Chief Accounting Officer), Joseph M. Joyce (Senior Vice President — General Counsel and Assistant Secretary), David J. Morrish (Executive Vice President — Connected Digital Solutions), John Noble (Senior Vice President and Chief Financial Officer — Best Buy International), Kalendu Patel (Executive Vice President — Emerging Business), Jonathan E. Pershing (Executive Vice President — Human Capital), Michael J. Pratt (President — Best Buy Canada), Ryan D. Robinson (Senior Vice President - U.S. Strategic Business Unit Chief Financial Officer and Treasurer), Roger W. Taylor (Chief Executive Officer — Best Buy Europe Distributions Limited) and Michael A. Vitelli (Executive Vice President — Customer Operating Groups).  The principal business address of each of the executive officers of Parent and Enterprise Services is 7601 Penn Avenue South, Richfield, MN 55423.

The directors of Purchaser are David J. Morrish and Joseph M. Joyce, whose principal occupations are, respectively, Executive Vice President — Connected Digital Solutions of Parent and Senior Vice President — General Counsel and Assistant Secretary of Parent.  The executive officers of Purchaser are David J. Morrish (Chief Executive Officer), Joseph M. Joyce (President and Secretary) and James L. Muehlbauer (Chief Financial Officer).  The principal business address of each of the directors and executive officers of Purchaser is 7601 Penn Avenue South, Richfield, MN 55423.

(d - e)                 During the last five years, none of the Reporting Persons nor any of the executive officers and directors of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he, she or it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)                                    Each of the directors and officers of the Reporting Persons is a United States citizen, except for Rogelio M. Rebolledo, Robert A. Willett, Kalendu Patel, John Noble, Michael A. Pratt, David J. Morrish and Roger W. Taylor.  Mr. Rebolledo is a citizen of Mexico, Messrs. Willett, Patel, Taylor and Noble are citizens of the United Kingdom, and Messrs. Pratt and Morrish are citizens of Canada.

ITEM 3.                                                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Source and Amount of Funds for 1,099,626 Shares Beneficially Owned by Parent and Enterprise Services

Parent and Enterprise Services have shared voting power and shared dispositive power with respect to 1,099,626 shares of Issuer common stock.  These shares were acquired pursuant to a stock purchase agreement by and between Enterprise Services and the Issuer, dated as of June 17, 2004, entered into in connection with a strategic marketing agreement between Best Buy Stores, L.P., a Delaware limited partnership, and Issuer for consideration of approximately $5,000,000 in services rendered and a nominal amount of cash.

Consideration for Shares Subject to the Shareholder Support Agreement

On September 15, 2008, Parent announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 14, 2008, by and among Parent, Purchaser and the Issuer.  Pursuant to the Merger Agreement, and subject to the conditions set forth therein, Purchaser will commence a cash tender offer to acquire all of the Issuer’s issued and outstanding shares of common stock, par value $0.001 per share, and all stock purchase rights associated with such shares (the “Shares”), at a price of $2.65 per share, without any interest or accrued dividends, net to the seller in cash (the “Offer”).  Following completion of the Offer, and the satisfaction or waiver of customary closing conditions, including a condition that the number of Shares validly tendered and not properly withdrawn before the expiration date of the Offer represent, together with any Shares owned, directly or indirectly, by Parent, in the aggregate, more than fifty percent (50%) of the outstanding Shares on a fully diluted basis (calculated in accordance with the provisions of the Merger Agreement), and the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, Purchaser will be merged with and into the Issuer, with Issuer as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent (the “Merger”).  In the Merger, each Share (other than Shares held by Purchaser or Parent, treasury Shares, which will be cancelled, and Shares held by stockholders, if any, who properly exercise appraisal rights) will be converted into the right to receive the cash amount payable in the Offer.

Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”) with certain stockholders of Napster (collectively, the “Stockholders”).  The purpose of the Shareholder Support Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.  Parent and Purchaser made the execution of the Shareholder Support Agreement a condition to entering into the Merger Agreement, but the Stockholders did not otherwise receive any consideration from Parent and Purchaser as an inducement to enter into the Shareholder Support Agreement.

The Shareholder Support Agreement applies to all securities of Issuer beneficially owned by the Stockholders as of the date of the Shareholder Support Agreement or acquired thereafter, including any shares of Issuer’s common stock subject to restricted stock awards or issuable upon exercise of options held by the Stockholders.  Except as described below, Shares that are subject to restricted stock awards that are not vested cannot be tendered in the Offer (unless they vest prior to the expiration of the Offer) but may be voted on the approval of the Merger Agreement and the Merger.  However, 25% of the unvested restricted stock awards (and all of the restricted stock awards held by Christopher Gorog and the directors of the Issuer) accelerate upon the consummation of the Offer, and the Shares subject thereto (net of any shares withheld by Issuer to satisfy tax obligations) may be tendered in the Offer.  All outstanding options will vest upon consummation of the Merger.  Under the Shareholder Support Agreement, the Stockholders have agreed to tender all Shares owned by such Stockholders within ten (10) business days of the commencement of the Offer and to vote all of their Shares in favor of approval and adoption of the Merger Agreement and the Merger, against any proposal or transaction which could prevent or delay the consummation of the Merger, and against any corporate action which would frustrate the purposes of, or prevent or delay the consummation of, the Merger.

Pursuant to the Shareholder Support Agreement, the Stockholders, among other things, (i) agreed to tender all Shares owned by them within ten (10) business days of the commencement of the Offer, (ii) agreed to vote all of their Shares (a) in favor of approval and adoption of the Merger Agreement and the Merger, (b) against any proposal or transaction which could prevent or delay the consummation of the Merger, and (c) against any corporate action which would frustrate the purposes of, or prevent or delay the consummation of, the Merger, (iii) granted a proxy to Purchaser to direct the voting of all Shares subject thereto with respect to the Merger and related matters, and (iv) are prohibited from transferring any of the Issuer’s securities, except under certain circumstances and subject to certain limitations.  Other than with respect to the matters described in, and subject to the limitations set forth in, the Shareholder Support Agreement, Parent and Purchaser do not have the right to vote or direct the vote, or to dispose or to direct the disposition of, any of the Shares subject thereto.

The Shareholder Support Agreement terminates automatically, without any notice or other action by any party, upon the earliest to occur of (i) the tender and acceptance of the Shares pursuant to the Offer, (ii) the consummation of the Merger, and (iii) the termination of the Merger Agreement.  The Stockholders will also have the right to terminate the Shareholder Support Agreement immediately following (x) any change in the nature of the consideration payable in the Offer or the Merger, (y) any decrease in consideration payable in the Offer or the Merger, or (z) any increase in the consideration payable to the Stockholders for the Shares that is not made equally available to holders of all shares of the Issuer’s capital stock of the same class or series.

Consideration for Shares Issuable Pursuant to Exercise of Top-Up Stock Option

In the Merger Agreement, the Issuer has granted to Purchaser an option (the “Top-Up Option”) to purchase up to a number of newly-issued shares of the Issuer equal to the lowest number of shares that, when added to the number of Shares owned by Parent and Purchaser at the time of such exercise, will constitute one Share more than 90% of the Shares (after giving effect to the exercise of the Top-Up Option), at a purchase price per share equal to the price paid per Share in the Offer.  The maximum number of shares issuable pursuant to the Top-Up Option is equal to the maximum number of Shares the Issuer could issue without obtaining the approval of the Issuer’s stockholders required under applicable law or under the regulations of any stock exchange applicable to Issuer, or that exceeds the number of Shares authorized in the Issuer’s Certificate of Incorporation.  The Reporting Persons disclaim beneficial ownership of these Shares.

References to, and descriptions of, the Merger Agreement and the Shareholder Support Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Shareholder Support Agreement included as Exhibit 3.1 and 3.2, respectively, to this Schedule 13D, each of which is incorporated herein by reference in its entirety where such references appear.

ITEM 4.                                                     PURPOSE OF TRANSACTION.

(a — b)        As described in Item 3 above, this Schedule 13D relates to the Shareholder Support Agreement and the Top-Up Option, the purpose of which are to assist Parent and Purchaser in consummating the Merger of Issuer and Purchaser pursuant to the Merger Agreement.

(c)                                  Not applicable.

(d)           Upon completion of the Offer, Parent has the right to designate a number of directors on Issuer’s board of directors (and each committee of Issuer’s board of directors and the boards of directors of its subsidiaries) that will give Parent representation on such boards of directors and committees proportional to the number of Shares purchased by Purchaser as compared to the number of Shares outstanding, subject to the requirement that a minimum of two “disinterested” members of the current board of directors of the Issuer remain in office.  The Issuer has agreed to either increase the size of its board of directors or use its reasonable best efforts to secure resignations from such number of directors as is necessary to provide Parent with this level of representation, and to cause the designees of Parent to be elected.

Upon consummation of the Merger, the directors of Purchaser will be the directors of the Surviving Corporation until their respective successors are duly elected and qualified, and Purchaser shall designate officers immediately prior to the effective time of the Merger to be the initial officers of the Surviving Corporation who shall hold office until their respective successors are duly elected and qualified.  The directors of Purchaser were appointed by Parent and are identified in Item 2 above.

(e)                                  Other than as a result of the Merger, not applicable.

(f)                                    Not applicable.

(g)                                 Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of the Surviving Corporation shall be amended in their entirety to read as the Certificate of Incorporation and Bylaws of Purchaser, until thereafter amended in accordance with applicable law, except that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation will be “Napster, Inc.”

(h — i)           Upon consummation of the Merger, all Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Purchaser will cause the Shares to cease to be authorized for quotation and traded on the Nasdaq Global Market.

(j)                                     Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D, inclusive.

ITEM 5.                                                     INTEREST IN SECURITIES OF THE ISSUER.

(a — b)   Under the definition of “beneficial ownership” as set forth in Rule 13d-3 of the Exchange Act, as of September 14, 2008, Parent and Enterprise Services beneficially owned 1,099,626 Shares.  Parent and Enterprise Services have shared voting power and shared dispositive power with respect to these Shares.  Additionally, Parent and Purchaser may each be deemed to have shared voting power and shared dispositive power with respect to (and therefore beneficially own) an additional 5,193,084 Shares, inclusive of 4,563,787 Shares subject to unvested restricted stock awards or issuable pursuant to options that are vested or will vest within 60 days of the date of the Merger Agreement.  As a result, Parent may be deemed to beneficially own an aggregate of 6,292,710 Shares, or 12.5% of all outstanding Shares as of September 14, 2008; Enterprise Services may be deemed to beneficially own an aggregate of 1,099,626 Shares, or 2.2% of all outstanding Shares as of September 14, 2008; and Purchaser may be deemed to beneficially own an aggregate of 5,193,084 Shares, or 10.3% of all outstanding Shares as of September 14, 2008.  The foregoing percentages were calculated based on a total of 47,898,271 outstanding Shares (including Shares subject to unvested restricted stock awards) as of September 14, 2008 (as represented by Issuer in the Merger Agreement) plus 2,371,411 Shares issuable pursuant to the exercise of options held by the parties to the Shareholder Support Agreement, none of which have an exercise price of less than $2.65 per share.  Except as described herein, the Reporting Persons are not entitled to any rights as a stockholder of Issuer with respect to the Shares subject to the Shareholder Support Agreement, and expressly disclaim any beneficial ownership of such Shares.

In the event Parent and Purchaser exercise the Top-Up Option described in Item 3 above, they will have sole voting power and sole dispositive power over the Shares issued upon exercise.

(c)                                  Neither the Reporting Persons nor any of their respective directors or executive officers has effected any transaction in Shares during the past 60 days.

(d)                                 To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends or proceeds from the sale of the Shares beneficially owned by the Reporting Persons on the date of this Schedule 13D.

(e)                                  Not applicable.

ITEM 6.                                                     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Other than the Merger Agreement and the Shareholder Support Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of Issuer that would be required to be reported under this Item.

ITEM 7.                                                     MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

Exhibit 3.1

Agreement and Plan of Merger, dated September 14, 2008, by and among Best Buy Co., Inc., Puma Cat Acquisition Corp. and Napster, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Best Buy Co., Inc. filed with the Securities and Exchange Commission on September 15, 2008)

Exhibit 3.2

Shareholder Support Agreement, dated September 14, 2008, by and between Best Buy Co., Inc., Puma Cat Acquisition Corp., Christopher Allen, Vernon E. Altman, Aileen Atkins, Richard J. Boyko, Suzanne M. Colvin, Bradford D. Duea, Wm.

Christopher Gorog, Philip J. Holthouse, Joseph C. Kaczorowski, Ross Levinsohn, Brian C. Mulligan and Robert Rodin (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Best Buy Co., Inc. filed with the Securities and Exchange Commission on September 15, 2008)

Exhibit 99.1	Joint Filing Agreement, dated September 24, 2008, between Best Buy Co, Inc., Best Buy Enterprise Services, Inc. and Puma Cat Acquisition Corp., pursuant to Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2008	BEST BUY CO., INC.

/s/ Susan S. Grafton
(Signature)

Susan S. Grafton, Vice President, Controller and Chief Accounting Officer
(Name and Title)

BEST BUY ENTERPRISE SERVICES, INC.

/s/ Todd G. Hartman
(Signature)

Todd G. Hartman, Vice President, Associate General Counsel and Chief Compliance Officer
(Name and Title)

PUMA CAT ACQUISITION CORP.

/s/ Todd G. Hartman
(Signature)

Todd G. Hartman, Vice President
(Name and Title)